MySwimPro, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MySwimPro, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 20, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	502,783	162,161
Digital Assets	-	474,937
Accounts Receivable	102,607	66,602
Total Current Assets	605,390	703,701
TOTAL ASSETS	605,390	703,701
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	23,036	14,426
Accrued Expenses	5,743	547
Convertible Notes	80,000	80,000
Accrued Interest	12,401	7,601
Deferred Revenue	508,872	365,552
Total Current Liabilities	630,051	468,127
TOTAL LIABILITIES	630,051	468,127
EQUITY		
Common Stock	101	101
Additional Paid in Capital	995,422	663,969
Accumulated Deficit	(1,020,184)	(428,496)
Total Equity	(24,661)	235,574
TOTAL LIABILITIES AND EQUITY	605,390	703,701

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	1,012,500	101	663,969	(218,515)	445,555
Net Income (Loss)	-	-	-	(209,981)	(209,981)
Ending Balance 12/31/2021	1,012,500	101	663,969	(428,496)	235,574
Paid-in Capital	-	-	327,528	-	327,528
Stock Option Exercise	2,500	-	3,925	-	3,925
Net Income (Loss)	-	-	-	(591,688)	(591,688)
Ending Balance 12/31/2022	1,015,000	101	995,422	(1,020,184)	(24,661)

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	1,674,127	1,262,582
Cost of Revenue	246,462	203,361
Gross Profit	1,427,665	1,059,221
Operating Expenses		
Advertising and Marketing	27,043	33,462
General and Administrative	1,947,450	1,344,750
Research and Development	72,896	3,360
Rent and Lease	1,188	1,188
Total Operating Expenses	2,048,577	1,382,760
Operating Income (loss)	(620,912)	(323,539)
Other Income		
Interest Income	8,986	24,937
Other	120,973	88,620
Total Other Income	129,959	113,557
Other Expenses		
Recognized loss from Digital Asset Impairment	100,735	-
Total Other Expenses	100,735	-
Earnings Before Income Taxes	(591,688)	(209,981)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(591,688)	(209,981)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(591,688)	(209,981)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	13,805	5,785
Accrued Interest	4,800	4,800
Impairment of Digital Assets	474,937	-
Accounts Receivable	(36,005)	(25,156)
Forgiveness of PPP Loan	-	(88,620)
Deferred Revenue	143,319	116,272
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	600,857	13,082
Net Cash provided by (used in) Operating Activities	9,169	(196,900)
INVESTING ACTIVITIES		
Digital Assets	-	(474,937)
Net Cash provided by (used by) Investing Activities	-	(474,937)
FINANCING ACTIVITIES		
Proceeds from Paid-in Capital	327,528	-
Proceeds from Exercise of Stock Options	3,925	-
Proceeds from PPP Loan	-	88,620
Net Cash provided by (used in) Financing Activities	331,453	88,620
Cash at the beginning of period	162,161	745,378
Net Cash increase (decrease) for period	340,622	(583,217)
Cash at end of period	502,783	162,161

MySwimPro, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MySwimPro, Inc. ("the Company") was formed in Delaware on March 23th, 2015. The Company is a technology and media corporation that developed the MySwimPro application, which provides personalized swim and dryland training, coaching and motivation to help people improve their performance and health. The Application syncs with Apple Inc. and Garmin watches and is downloadable on iOS and Android smartphones. The Application was named Apples "App of the Year" for Apple watch in 2016.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Digital Assets

The Company had a digital asset balance of $474,937 and $0 as of December 31st, 2021 and 2022, respectively. As of October 31st, 2022, the Company held 2.13 Bitcoins totaling $43,625 as well as an additional $233 in GUSD. The Company values its digital assets using the Level 1 fair value hierarchy tier. The Company held its digital assets, which it intended to hold long-term on BlockFi, a company that filed for bankruptcy in November of 2022. BlockFi halted all withdrawals on its platform. The balance would have been approximately $35,581 as of December 31st, 2022, had the Company had access to its funds. While BlockFi has made claims they will repay amounts owed to creditors, the Company is unsure if they will receive total repayment, partial repayment, or nothing at all. Thus, the Company has decided to write off the remaining balance as of December 31st, 2022.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is primarily derived in the form of recurring subscriptions. Subscription revenue is presented net of taxes, refunds and credit card chargebacks. This revenue is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company's performance. The Company's deferred revenue is reported on a contract by contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the applicable subscription period or expected completion of the performance obligation is one year or less.

Other Income

The Company recognized other income of $120,973 in 2022 related to the proceeds received from an antitrust class action lawsuit from a major corporation and $88,620 in 2021 related to the forgiveness of the PPP loan they entered into in 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	34,000	$1.42
Granted	20,000	$1.99
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	54,000	$-
Granted	5,000	$2.40
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2022	59,000	$1.70
Options exercisable, December 31, 2022	41,781	$1.70

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	24,624	$-
Granted	20,000	$-
Vested	(16,132)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	28,492	$-
Granted	5,000	$-
Vested	(16,273)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	17,219	$-

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	2,500	$-
Granted	-	$-
Vested	(2,500)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	-	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The

Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO entered into NIL contract with the Company in October of 2022. The agreement requires that during the term of employment, 100% of all revenue sourced directly from the YouTube Channel, including, but not limited to, AdSense, Shorts Fund, YouTube Premium Revenue, and Channel memberships ("YouTube Revenue"), shall go to the Company and that the CEO shall receive 35% of revenue sourced through sponsorship of third-party products or services outside of the YouTube Channel where his Likeness is a material component of such sponsorship ("Sponsorship Revenue"), and Company shall receive the remaining 65%.

After the employment term, 20% of YouTube Revenue shall go to the Company and 80% to the CEO. For the avoidance of doubt, the parties acknowledge and agree that these revenue sharing disbursement percentages shall continue in perpetuity for as long as the YouTube Channel is in existence and 100% of Sponsorship Revenue for Content shall go to the CEO, so long as such Content was created after the Employment Term. If Content used for the generation of Sponsorship Revenue was created during the Employment Term, the CEO shall receive 35% of revenue and Company shall receive the remaining 65%.

If the Employment Term ends after July 1st, 2023, but before October 1st, 2023, the CEO shall pay the Company $85,163; if the Employment Term ends after October 1st, 2023, but before January 1st, 2024, the CEO shall pay the Company $56,775; and if the Employment Term ends after January 1st, 2023, but before April 1st, 2024, the CEO shall pay the Company $28,388. The parties intend that the Early Termination Fee constitute compensation, and not a penalty.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

See Note 3 – Related Party Transactions for details of NIL agreement entered into with the CEO.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 6%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity that was extended from 2022 to 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The valuation cap of the agreement entered was $10M. The Company had accrued intertest of $12,401 as of December 31st, 2022, related to the convertible note.

**Debt Principal Maturities 5 Years
Subsequent to 2022**

Year	Amount
2023	$80,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 5,000,000 common shares with a par value of $0.0001 per share. 1,015,000 common shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 20, 2023, the date these financial statements were available to be issued.

The Company issued 900,000 stock options to existing team members at a price per share of $2.24 and a 48 month vesting period.

The Company extended the date of maturity of the Convertible Note totaling $80,000 from June 2023 to June 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital in 2022 and negative cash flows from operations in 2021, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.